PLAN OF MERGER

      This Plan of Merger is made and entered into this 2nd day of September, 2003, by and between Gold Bond Resources, Inc., a Washington corporation ("Gold Bond"), and EnerTeck Corporation, a Delaware corporation ("EnerTeck" or the "Surviving Corporation").

                                    RECITALS

      A. Gold Bond is a corporation organized and existing under the laws of the State of Washington and has authorized capital stock consisting of 100,000,000 shares of common stock with a $0.001 par value, of which 97,919,999 shares are issued and outstanding, and held by approximately 900 (nine Hundred) shareholders of record, and 10,000,000 (ten million) shares of no par value preferred stock, of which no shares are issued and outstanding.

      B. EnerTeck is a corporation organized and existing under the laws of the State of Delaware and has authorized capital stock consisting of 100,000,000 shares of common stock with $0.001 par value, of which 100 shares are issued and outstanding, and held by Gold Bond and 10,000,000 shares of preferred stock with no stated value and $0.001 par value, of which no shares are issued and outstanding.

      C. The Boards of Directors of Gold Bond and EnerTeck, respectively, deem it advisable for Gold Bond to merge with and into EnerTeck .

      NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Gold Bond and EnerTeck hereby agree to the following Plan of
Merger:

      1. Names of Constituent Corporations. Gold Bond will merge with and into EnerTeck . EnerTeck will be the Surviving Corporation.

      2. Terms and Conditions of Merger. The effective date of merger shall be the latter of the dates upon which the Articles of Merger are filed with the Secretary of State of Washington and Delaware. Upon the effective date of the merger, the separate corporate existence of Gold Bond shall cease; title to all real estate and other property owned by Gold Bond or EnerTeck shall be vested in EnerTeck without reversion or impairment; and the Surviving Corporation shall have all liabilities of Gold Bond and EnerTeck.. Any proceeding pending by or against Gold Bond or EnerTeck may be continued as if such merger did not occur, or the Surviving Corporation may be substituted in the proceeding for Gold Bond.

      3. Governing Law. The laws of the State of Delaware shall govern the Surviving Corporation.

      4. Name. The name of the Surviving Corporation shall be EnerTeck Corporation, a Delaware corporation.

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      5.  Registered  Office.  The  address  of  the  registered  office  of the
Surviving Corporation shall be 2711 Centerville Road, Ste. 400, Wilmington, Delaware 19808.

      6. Accounting. The assets and liabilities of Gold Bond and EnerTeck (collectively the "Constituent Corporations") as of the effective date of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they are carried at that time on the respective books of the Constituent Corporations.

      7. Articles of Incorporation. The Articles of Incorporation of EnerTeck shall constitute the Articles of Incorporation of the Surviving Corporation.

      8. Bylaws. The Bylaws of EnerTeck as of the effective date of the merger shall be the Bylaws of the Surviving Corporation until the same shall be altered or amended in accordance with the provisions thereof.

      9. Directors. The directors of Gold Bond as of the effective date of the merger shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified.

      10. Manner and Basis of Converting Shares. As of the effective date of the merger:

            (a) Each ten shares of Gold Bond common stock, with no par value, issued and outstanding shall become one share of common stock with a par value of $0.001 per share of the Surviving Corporation.

            (b) The Surviving Corporation shall convert or exchange each ten shares of Gold Bond common stock for one share of the common stock of the Surviving Corporation; PROVIDED, however, that no fractional shares of the Surviving Corporation stock shall be issued, and in lieu of the issuance of fractional shares, the Surviving Corporation shall round up any fractional shares to the nearest whole share.

            (c) Any shares of stock of Gold Bond in the treasury of Gold Bond on the effective date of the merger shall be surrendered to the Surviving Corporation for cancellation, and no shares of the Surviving Corporation shall be issued in respect thereof.

            (d) On the effective date of the merger, holders of certificates of common stock in Gold Bond shall surrender them to the Surviving Corporation, or its appointed agent, in such manner as the Surviving Corporation legally shall require. Upon receipt of such certificates, the Surviving Corporation shall issue in exchange therefor a certificate of shares of common stock in the Surviving Corporation representing the number of shares of stock to which such holder shall be entitled as set forth above.

            (e) In addition, such shareholders shall be entitled to receive any dividends on such shares of common stock of the Surviving Corporation that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate of such common stock.

      11. Stock Option Plan. The Gold Bond Resources, Inc. 2003 Stock Option Plan shall become the 2003 EnerTeck Corporation Stock Option Plan.

      12. Shareholder Approval. This Plan of Merger shall be submitted to the shareholders of Gold Bond and EnerTeck for their approval in the manner provided under the applicable laws, at meetings to be held on or before September 2, 2003, or at such other time as the Boards of Directors of Gold Bond and EnerTeck shall agree. After approval by a vote of the holders of a majority of the Gold Bond shares entitled to vote thereon and the holders of the majority of the EnerTeck shares entitled to vote thereon, if any, of each voting group, and the approval by a vote of the holders of a majority of the Gold Bond shares entitled to vote thereon and the holders of a majority of the EnerTeck shares entitled to vote thereon, if any, of each voting group, Articles of Merger shall be filed as required under the laws of the States of Washington and Delaware.

      13. Termination of Merger. This merger may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of State, upon a vote of a majority of the Board of Directors of both Gold Bond and EnerTeck. If the merger is terminated, there shall be no liability on the part of either Constituent Corporation, their respective Boards of Directors, or shareholders.

      14. Counterparts. This Plan of Merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

      IN WITNESS WHEREOF, this Plan of Merger has been adopted by the undersigned corporations as of this 2nd day of September, 2003.

Gold Bond Resources, Inc., a            EnerTeck  Corporation, a
Washington corporation                  Delaware corporation


By Dwaine Reese                         By Dwaine Reese
  ---------------------------------       --------------------------------------
  Dwaine Reese, Chairman                  Dwaine Reese, Chairman